(Letterhead of Morrison Foerster LLP)



December 12, 2005



By Telefacsimile and Mail

Rebekah Moore
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Redwood Mortgage Investors VIII
         Form 10-K for the Fiscal Year Ended December 31, 2004
         Form 10-Q for the Fiscal Quarter ended June 30, 2005
         File No. 000-27816

Dear Ms. Moore:

     On behalf of our client, Redwood Mortgage Investors VIII (the "Company") we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter of December 1, 2005. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff's comments fully identified in bold and italicized type immediately prior to each response.

     1. Please refer to our previous comment 3. We concur that the majority of disclosures required by Guide 3 are not applicable to your business activities and did not request that you provide all disclosures included therein. However, we requested that you include the disclosures set forth in Item IV of Industry Guide 3 because the majority of your business activities include lending. Please revise your filings to include the disclosures set forth in Item IV of Guide 3. If you do not want to use the format presented in Guide 3, please provide this information in an alternative format. Provide us with your proposed disclosures.

RESPONSE:

     We have more specifically reviewed the disclosures set forth in Item IV of Guide 3. While we agree that our business is lending, we do not engage in a

Rebekah Moore
December 12, 2005
Page Two


multitude of lending types as contemplated by this section. Specifically, we engage in real estate lending. We have previously provided substantially the same information as requested in Item IV of Industry Guide 3 in Note 2 of our financial statements. We will revise these disclosures to reflect the requested formats for "Analysis for the Allowance of Loan Losses" and "Allocation of the Allowance for Loan Losses" as detailed in Guide 3. Since we do not participate in any foreign lending and we only participate in real estate lending, it would seem that those specific lending types requested in the two formats in which we do not substantially participate may be deleted.

     We believe that the enhanced disclosures to be provided in Note 2 to our financial statements, plus the discussion of what factors we consider in determining the amount of the allowance for loan losses currently contained in
Note 2 section "Allowance for Loan Losses" and the section "Allowance for Loan Losses" in Management's Discussion and Analysis provide the remaining information in Guide 3 pertinent to our operations. In our future filings, we will set forth the following tables in Note 2 in our financial statements; such tables will be in lieu of the tables that were set forth in Note 2 in our financial statements contained in our Form 10-K for the year ended December 31, 2004.

TABLE A:

                    Analysis of the Allowance for Loan Losses
                                 (in thousands)

                                                        --------------------------------------------------------
                                                             2003                 2004                2005
                                                        ----------------    ----------------    ----------------
Balance at beginning of period                             $      3,021        $      2,649        $      2,343

Charge-Offs
  Domestic
     Real estate - mortgage                                        1154                 952                   9
     Transfer to real estate held for sale reserve                    0                 500                   0
                                                        ----------------    ----------------    ----------------
                                                                  1,154               1,452                   9
                                                        ----------------    ----------------    ----------------
Recoveries
  Domestic
      Real estate - mortgage                                          0                   0                   0
                                                        ----------------    ----------------    ----------------
                                                                      0                   0                   0
                                                        ----------------    ----------------    ----------------
Net Charge-Offs                                                  -1,154              -1,452                  -9
                                                        ----------------    ----------------    ----------------
Additions charge to operations                                      782                1146                 168
                                                        ----------------    ----------------    ----------------
Balance at end of period (December 31, 2003;
  December 1, 2004; and September 30, 2005,
  respectively,                                            $      2,649        $      2,343        $      2,502
                                                        ================    ================    ================

Rebekah Moore
December 12, 2005
Page Three

Ratio of net charge-offs during
  the period  to average loans
  outstanding during the period                                   1.00%               0.91%             0.0051%
                                                        ================    ================    ================

TABLE B:

                   Allocation of the Allowance for Loan Losses
                                 (in thousands)

                                            December 31,                    December 31,                   September 30,
                                     ---------------------------    ----------------------------    ----------------------------
                                               2003                            2004                            2005
                                     ---------------------------    ----------------------------    ----------------------------

                                                     Percent of                      Percent of                      Percent of
                                                      loans in                        loans in                        loans in
                                                        each                            each                            each
                                                      category                        category                        category
                                                      to total                        to total                        to total
                                        Amount         loans           Amount          loans           Amount          loans
                                     -----------    ------------    ------------    ------------    ------------    ------------
 Balance at End of Period
 Applicable to:
-----------------------------------


  Real estate - mortgage specified     $     49                       $     103                       $    103
  Real estate - mortgage general       $  2,600                       $   2,240                       $  2,399
                                     -----------    ------------    ------------    ------------    ------------    ------------
                                       $  2,649            100%       $   2,343            100%       $   2,502            100%
    Real estate - mortgage total     ===========    ============    ============    ============    ============    ============


     2. Please refer to our previous comment 4. Please tell us, in detail, the factors considered in recording a loss reserve for real estate held for sale and how you determined that the $1,000,000 loss reserve for all properties owned as disclosed on page 4 was appropriate. Tell us if you consider this reserve to be a general reserve or if you determine this reserve on a specific property basis.

RESPONSE:

     In our previous response, we indicated that our accounting for real estate held for sale follows the guidance found in paragraph 34 of SFAS 144. We further stated that we periodically compare the carrying value of real estate to undiscounted future cash flows, including net expected sales proceeds (i.e., its fair value) to assess the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the asset is reduced to its estimated fair value. Typically, this reduction is accomplished through the establishment of a loss reserve against the property's carrying value.

     In determining the amount of a loss reserve for real estate held for sale, many factors are considered. First and foremost is the expected future cash

Rebekah Moore
December 12, 2005
Page Four


flows related to the property. Such cash flows typically are based upon the property's expected market value reduced by expected sales costs to be incurred in selling the property. However, if improvements to the property are necessary in order to sell it, these costs also need to be considered. The expected market value is determined from an analysis of the real estate market for the geographic area in which the property is located. Appraisals, comparable sales transactions or other market real estate data may be utilized to help determine the expected market value. Market demand data is studied to determine the expected time period required to sell the property. In addition, the overall real estate market and overall economic climate is considered in evaluating both market value and expected sales time.

     We determine our reserves on a specific property-by-property basis after careful consideration of all of the factors noted above. At the current time, we do not have a general reserve against our real estate held for sale.

     3. Please refer to our previous comment 5. Your response to this comment was not included in the letter filed with the commission. Please include the information requested in your response to this letter.

RESPONSE:

     As we discussed with the Staff, our response to the Staff's previous Comment 5 was included in our previous response letter dated November 2, 2005 filed with the Commission via Edgar.

Very truly yours,

/s/  Stephen J. Schrader

Stephen J. Schrader


cc:      Michael R. Burwell, Redwood Mortgage Investors VIII